

June 9, 2022

Yishai Cohen
Chief Executive Officer
Landa App 3 LLC
6 W. 18th Street, 12th Floor
New York, NY 10011

> **Re: Landa App 3 LLC**
> **Amended Offering Statement on Form 1-A**
> **Filed May 23, 2022**
> **File No. 024-11815**

Dear Mr. Cohen:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our March 28, 2022 letter.

Amendment to Form 1-A filed May 23, 2022

Financial Statements, page F-1

1. We note that the financial statements provided for each property in accordance with Rule 8-06 of Regulation S-X include a single line item for "certain operating expenses." Tell us what consideration you gave to providing disaggregated property operating expense information. Reference is made to Rule 8-06 and Rule 3-14 of Regulation S-X.

You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger